Exhibit 10.11.03

TRANSITION AGREEMENT

And

EMPLOYMENT AGREEMENT AMENDMENT

This Transition Agreement and Employment Agreement Amendment (“Agreement”) is made as of the 19th day of July, 2013 (the “Effective Date”) by and between Douglas Lindroth (“Executive”) and Limelight Networks, Inc. (the “Company”) (collectively referred to as the “Parties” or individually referred to as a “Party”).

RECITALS

A.	The Company and Executive entered into that certain Employment Agreement dated as of October 14, 2008 (the “Original Agreement”) which was subsequently amended as of December 30, 2008 (the “First Amendment”) and also amended as of December 3, 2012 (the “Second Amendment”). The term “Employment Agreement” as used herein means the Original Agreement as amended by both the First and Second Amendments. Employee and the Company also entered into an At-will Employment, Confidential Information Invention Assignment and Arbitration Agreement dated as of October 14, 2008, (the “Inventions Agreement”) and an Indemnification Agreement dated as of October 14, 2008, (the “Indemnity Agreement”).

B.	The Company and Executive intend that Executive’s employment with the Company will terminate without cause effective as of the end of mutually agreed transition period as described in this Agreement.

C.	The Parties also intend to resolve any and all disputes, claims, complaints, grievances, charges, actions, petitions, and demands that the Executive may have against the Company, including, but not limited to, any and all claims arising out of or in any way related to Executive’s employment with or termination of his employment with the Company.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual promises made herein, the Company and Executive agree as follows:

1.	Definitions. The following terms will have the following meanings as used in this Agreement. Also, defined terms identified with an initial capital letter and not defined in this Agreement will have the meaning given those defined terms in the Employment Agreement.

a.	Transition Period means the period beginning on the Effective Date and ending on the earlier of the date the Company files its periodic report on Form 10Q for its third fiscal quarter 2013 or November 15, 2013.

b.	Expiration Date means the earlier of (i) the expiration of the Transition Period, (ii) the date the Company and Executive agree that Executive’s employment will end, or (iii) the date the Company terminates Executive’s employment without Cause.

c.	Early Termination Date means the date prior to the Expiration Date but after the Q2 Earnings Date that Executive voluntarily resigns his employment whether with or without Good Reason.

d.	Q2 Earnings Date means the date the Company files its periodic report on Form 10Q for its second fiscal quarter 2013.

e.	Equity Awards has the meaning given that term in Section 3(c)(ii) of the Employment Agreement.

f.	Section 10 (a) of the Employment Agreement, entitled “Cause” is hereby amended during the Transition Period to read in its entirety as follows:

“(a) Cause. For purposes of this Agreement, “Cause” will mean:

(i) Acts or omissions constituting gross negligence, recklessness or willful misconduct on the part of Executive with respect to Executive’s obligations under this Agreement or otherwise relating to the business of Company;

(ii) Any act of personal dishonesty taken by Executive in connection with his responsibilities as an Executive of the Company with the intention or reasonable expectation that such action may result in the substantial personal enrichment of Executive;

(iii) A breach of a fiduciary duty by means of embezzlement or any criminal misconduct that has a material detrimental effect on the Company’s reputation or business;

(iv) Executive (A) obstructing or impeding; (B) endeavoring to obstruct, impede or improperly influence, or (C) failing to materially cooperate with, any investigation authorized by the Board or any governmental or self-regulatory entity (an “Investigation”). However, Executive’s failure to waive attorney-client privilege relating to communications with Executive’s own attorney in connection with an Investigation will not constitute “Cause”.”

The Company will not attempt to terminate Executive for Cause pursuant to subsections (iii) and (iv) above without first providing Executive with written notice of the event that the Company believes constitutes Cause, specifically identifying the acts or omissions constituting the grounds for Cause and a reasonable cure period of not less than twenty (20) days.

2.

Performance of Duties During Transition Period. During the Transition Period and through the Expiration Date or the Early Termination Date, as the case may be, Executive will continue to perform all of his duties and responsibilities as Senior Vice President, Chief Financial Officer and Treasurer, including performance of his role as Principal Accounting Officer and Principal Financial Officer and signing any filings with the Securities and Exchange Commission, provided however the parties intend and expect that certain of Executive’s duties and responsibilities may be transitioned (including his title and duties and responsibilities as CFO, Treasurer and PAO) to his successor or another person prior to the Expiration Date or Early Termination Date at such time as his successor believes he is adequately trained and prepared to assume such duties and responsibilities. Executive will work diligently and in good faith to train and prepare his successor to assume the responsibilities of Chief Financial Officer and Treasurer and to effect a smooth transition of his duties and responsibilities to his successor. Executive’s employment will terminate on the earlier of the Expiration Date, the Early Termination Date, or Executive’s termination by the Company for Cause.

3.	Termination on the Expiration Date. If Executive’s employment terminates without Cause on the Expiration Date, then, subject to Section 8 (release of claims), Executive will receive: (i) unpaid Base Salary accrued through the Expiration Date plus Base Salary from the Expiration Date that would have accrued through the end of the month following the month in which the Expiration Date occurs but in no event beyond November 15, 2013; (ii) pay for accrued but unused vacation; (iii) benefits or compensation as provided under the terms of any executive benefit and compensation agreements or plans applicable to Executive through the effective date of termination; (iv) unreimbursed business expenses required to be reimbursed to Executive, including without limitation the expenses related to Executive relocating personal items from Phoenix to San Diego; (v) rights to indemnification Executive may have under the Company’s Certificate of Incorporation, Bylaws, this Agreement, and/or the Indemnity Agreement, as applicable; (vi) an amount equal to twelve (12) months of Executive’s Base Salary of $337,459.00; (vii) an amount equal to 100% of Executive’s Target Annual Incentive for 2013 of $208,500.00; (viii) reimbursement for premiums paid for continued health benefits for Executive (and any eligible dependents) under the Company’s health plans until the earlier of (A) twelve (12) months, payable when such premiums are due (provided Executive validly elects to continue coverage under COBRA), or (B) the date upon which Executive and Executive’s eligible dependents become covered under similar plans; (ix) accelerated vesting of that portion of Executive’s then outstanding and unvested Equity Awards that would otherwise vest by their terms on or before December 31, 2013. Subject to IRC section, the amounts in subsections (vi) and (vii) above will be paid in a lump sum within seven (7) days following the effective date of the Release referenced in Section 8 below.

4.

Termination on the Early Termination Date. If Executive’s employment terminates without Cause on an Early Termination Date, then, subject to Section 8, Executive will receive: (i) unpaid Base Salary accrued through the Early Termination Date; (ii) pay for accrued but unused vacation; (iii) benefits or compensation as provided under the terms of any executive benefit and compensation agreements or plans applicable to Executive through the effective date of termination; (iv) unreimbursed business expenses required to be reimbursed to Executive, including without limitation the expenses related to Executive relocating personal items from Phoenix to San Diego; (v) rights to indemnification Executive may have under the Company’s Certificate of Incorporation, Bylaws, this Agreement, and/or the Indemnity Agreement, as applicable; (vi) an amount equal to twelve (12) months of Executive’s Base Salary of $337,459.00; (vii) a prorated portion of Executive’s Target Annual Incentive for 2013 of $208,500.00 (calculated multiplying the Target Annual Incentive by a fraction the numerator of which is the number of days between January 1, 2013 and the Early Termination Date and the denominator of which is 365); (viii) reimbursement for premiums paid for continued health benefits for Executive (and any eligible dependents) under the Company’s health plans until the earlier of (A) twelve (12) months, payable when such premiums are due (provided Executive validly elects to continue coverage under COBRA), or (B) the date upon which Executive and Executive’s eligible dependents become covered under similar plans; (ix) accelerated vesting of that portion of Executive’s then outstanding and unvested Equity Awards that would otherwise vest by their terms on or before

September 1, 2013; and (x) provided the Early Termination Date is after September 1, 2013, also accelerated vesting of a prorated portion of Executive’s then outstanding and unvested Equity Awards that would otherwise vest after September 1, but on or before December 31, 2013 (calculated by multiplying each such Equity Award vesting by a fraction the numerator of which is the number of days between September 1, 2013 and the Early Termination Date and the denominator of which is 90). Subject to IRC section 409A, the amounts in subsections (vi) and (vii) above will be paid in a lump sum within seven (7) days following the effective date of the Release referenced in Section 7 below.

5.	Discretionary Acceleration of Certain Equity Awards. If Executive’s employment terminates without Cause on the Expiration Date (under section 3 above), then either before or within fifteen (15) days following the Expiration Date the Company’s Audit Committee will evaluate Executive’s performance of his duties and responsibilities during the Transition Period, considering among such other factors as it deems relevant Executive’s good faith efforts to prepare his successor to assume the CFO duties and his efforts to assure a smooth transition of CFO responsibilities to his successor, and will decide whether to approve the accelerated vesting of that portion of Executive’s then unvested Equity Awards that would otherwise vest according to their terms on or after January 1, 2014 and on or before June 1, 2014 assuming Executive had remained a Service Provider through such period (the “Discretionary Awards”), or any portion thereof. For purposes of this section only, Executive will remain a Service Provider to the Company (but without further compensation, duties, responsibilities or liability) and available to respond to questions regarding his former role after the Expiration Date until the date the Audit Committee completes its evaluation and determination regarding the discretionary acceleration of the Discretionary Awards as provided in this section.

6.	Extended Exercise Period. If Executive’s employment terminates without Cause on either the Expiration Date or an Early Termination Date, then Executive will be entitled to exercise any outstanding vested stock options until the first to occur of: (i) December 31, 2014, (ii) the applicable scheduled expiration date of such award (in the absence of any termination of employment) as set forth in the award agreement, or (iii) the ten (10) year anniversary of the award’s original date of grant. For purposes of clarity, the term “expiration date” shall be the scheduled expiration of the option agreement and not the period that Executive shall be entitled to exercise such option.

7.	Termination for Cause, Voluntary Termination prior to Q2 Earnings Date or Voluntary Termination for Good Reason. If Executive voluntarily terminates his employment prior to the Q2 Earnings Date, Executive shall be entitled to such benefits as are identified for a termination without Cause contained in the Employment Agreement and this Agreement shall be of no force or effect. If Executive is terminated for Cause, pursuant to Section 1(f) above, Executive shall be entitled to such benefits as are identified for a termination for Cause contained in the Employment Agreement and this Agreement shall be of no force or effect. If Executive voluntarily terminates his employment for Good Reason before the Q2 Earnings Date then Executive shall be entitled to such benefits as are identified for a termination for Good Reason contained in the Employment Agreement and this Agreement shall be of not force or effect. If Executive voluntarily terminates his employment for Good Reason after the Q2 Earnings Date but before the Expiration Date then Executive shall be entitled to the benefits described in Section 3 above. Executive will provide the Company written notice of his intent to resign for Good Reason which notice will describe in detail the facts or events for such Good Reason within 15 calendar days of the occurrence of the facts or events, and the Company shall have a period of not less than thirty (30) calendar days to cure such facts or events and thereby obviate the basis for Executive’s resignation for Good Reason.

8.	Release of Claims. The receipt of any benefits pursuant to Sections 3(vi) – (ix), 4(vi) – (x), 5, 6 or 7 is subject to and conditioned upon Executive signing and not revoking a release of claims in a form reasonably acceptable to the Company (and substantially in the form attached hereto as Exhibit A) and honoring all continuing covenants in this Agreement, the Employment Agreement (including without limitation the provisions of section 8 thereof) and the Inventions Agreement. No severance or other benefits pursuant to those provisions will be paid or provided until the release of claims becomes effective.

9.	Change of Control. Unless a Change of Control occurs prior to the Expiration Date or Early Termination Date, as applicable, Executive acknowledges and agrees that his termination of employment is not In Connection With a Change of Control.

10.	Reimbursement of Legal Fees. The Company will reimburse Executive up to $4,000 for legal fees actually incurred by Executive for legal advice in connection with the review of this Agreement.

11.	Letter of Recommendation. If Executive continues to perform his duties in good faith and to the best of his abilities throughout the Transition Period, the Company will provide a favorable letter of recommendation for Executive if and when requested.

12.	Amendment of Employment Agreement. This Agreement amends the Employment Agreement and supersedes the Employment Agreement to the extent provisions between the documents are inconsistent, and in particular, this Agreement supersedes the provisions of section 7 of the Employment Agreement regarding severance benefits. For the avoidance of doubt, if Executive is entitled to any benefits under this Agreement, Executive shall not be entitled to any different or additional benefits under the Employment Agreement. Except to the extent amended or superseded the provisions of the Employment Agreement remain in full force. The provisions of the Employment Agreement that are not amended or superseded by this Agreement are applicable to, and incorporated into, this Agreement, including sections 12, 14, 15 and 17 through 24 of the Employment Agreement.

13.	Integration. This Agreement, together with the Employment Agreement, Inventions Agreement, Indemnity Agreement and the forms of equity award agreements that describe Executive’s outstanding equity awards, represents the entire agreement and understanding between the parties as to the subject matter herein and supersedes all prior or contemporaneous agreements whether written or oral.

14.	Notices. Section 13 of the Employment Agreement, Notices, is amended to include the following updated address for notices to the Company:

222 So. Mill Ave.

Suite 800

Tempe, Arizona 85281

Attn: Senior Director of Human Resources

If to Executive:

P.O. Box 315, Rancho Santa Fe, CA 92067.

In witness whereof, this Agreement has been signed as of the day and year first above written.

            COMPANY:

LIMELIGHT NETWORKS, INC.

/s/ Robert Lento	Date: July 24, 2013
Robert Lento, Chief Executive Officer

EXECUTIVE:

/s/ Douglas Lindroth	Date: July 23, 2013
Douglas Lindroth